SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 23, 2015

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, October 23, 2015 regarding “Ericsson reports third quarter results 2015”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: October 23, 2015

THIRD QUARTER REPORT 2015

Stockholm, October 23, 2015

THIRD QUARTER HIGHLIGHTS	Read more (page)
> Reported sales increased by 3% YoY. Sales, adjusted for comparable units and currency, decreased by -9% due to lower sales in Networks. This was partly offset by sales growth in Professional Services.	3
> The mobile broadband business in North America remained stable QoQ, but at a lower level compared to the same period last year.	3
> Reported sales in Networks declined sequentially impacted by a slowdown of the 4G deployments in Mainland China.	6
> Gross margin declined YoY to 33.9% (35.2%). Excluding restructuring charges, gross margin decreased to 34.5% (35.5%) due to a higher share of Global Services sales.	3
> The global cost and efficiency program is progressing according to plan, contributing to lower cost level YoY.	3
> Operating margin, excluding restructuring charges, improved YoY to 10% (7%). Network Rollout, within Global Services, reached a break-even result.	4
> Cash flow from operating activities was SEK 1.6 (-1.4) b.	9

SEK b.	Q3 2015	Q3 2014	YoY change	Q2 2015	QoQ change	9 months 2015	9 months 2014
Net sales	59.2	57.6	3%	60.7	-2%	173.4	160.0
Sales growth adj. for comparable units and currency	-	-	-9%	-	-2%	-7%	-2%
Gross margin	33.9%	35.2%	-	33.2%	-	34.1%	36.0%
Gross margin excluding restructuring charges	34.5%	35.5%	-	35.1%	-	35.3%	36.2%
Operating income	5.1	3.9	31%	3.6	43%	10.8	10.5
Operating income excluding restructuring charges	6.1	4.2	46%	6.3	-4%	15.1	11.2
Operating margin	8.6%	6.7%	-	5.9%	-	6.2%	6.6%
Operating margin excluding restructuring charges	10.2%	7.2%	-	10.4%	-	8.7%	7.0%
Net income	3.1	2.6	19%	2.1	47%	6.7	7.0
EPS diluted, SEK	0.94	0.81	16%	0.64	47%	1.98	2.25
EPS (Non-IFRS), SEK [1]	1.34	1.11	21%	1.45	-8%	3.56	3.08
Cash flow from operating activities	1.6	-1.4	-	3.1	-49%	-1.3	10.1
Net cash, end of period	-0.2	29.4	-	3.5	-	-0.2	29.4

[1] EPS, diluted, excl. amortizations and write-downs of acquired intangible assets, and restructuring.

1 Ericsson | Third Quarter Report 2015

CEO COMMENTS
Reported sales increased by 3% YoY. Sales, adjusted for comparable units and currency, decreased by -9%, due to lower sales in Networks. This was partly offset by continued solid sales growth in Professional Services. Profitability improved YoY, with lower operating expenses as a significant contributor.
Business
Sales growth remained strong in India as well as in South East Asia and Oceania compared to the same period last year, while sales declined in North East Asia as well as in Northern Europe and Central Asia.
The mobile broadband business in North America remained stable QoQ, but at a lower level compared to the same period last year.
In the quarter, there was a slowdown of the 4G deployments in Mainland China. We also saw a somewhat slower pace of mobile broadband investments in markets such as Russia, Brazil and parts of the Middle East which had a weak macro development.
Professional Services sales increased by 15% YoY, with double-digit growth in eight out of ten regions, driven by strong performance across the portfolio.
Profitability
Operating income, excluding restructuring charges, increased by 46% YoY with improvements in all segments. The main contributors to the profit improvement were lower operating expenses and a break-even result in Network Rollout. The negative effect of revaluation and realization of currency hedge contracts was lower than a year ago.
Global Services operating margin increased to 9% as an effect of the improved Network Rollout profitability and a solid result in Professional Services. Segment Networks profitability remained stable in the quarter, with an operating margin of 10%, despite lower sales.
Cost and efficiency program
The global cost and efficiency program, with the target to achieve annual net savings of SEK 9 b. during 2017, is progressing according to plan. Since the announcement in November last year, a number of activities have been implemented globally, contributing to lower cost levels.
Cash flow
After a weak first quarter our cash flow from operating activities has now been positive for the last two quarters despite major payouts related to the ongoing cost and efficiency program. Cash flow year to date has been negatively impacted by increased working capital. This was driven by a business mix with a high share of coverage projects in Mainland China and emerging markets.
Targeted growth areas
Our strategic growth initiatives build on a combination of excelling in our core business and establishing leadership in targeted growth areas. We see continued good progress in these areas which had a sales growth of more than 10% YoY.
In targeted growth area TV & Media we made two important customer announcements in North America, confirming our strong position in the fast-growing TV & Media market. In addition, Ericsson signed an agreement to acquire the Nasdaq-listed company Envivio, a global leader in software-based video encoding.
There is an increased customer interest in future network architecture for 5G, virtualization, efficient video delivery and internet of things (IoT). With our ongoing strategic initiatives, we are well positioned to create value for our customers and shareholders in a transforming market.
Hans Vestberg
President and CEO
2 Ericsson | Third Quarter Report 2015

FINANCIAL HIGHLIGHTS

SEK b.	Q3 2015	Q3 2014	YoY change	Q2 2015	QoQ change	9 months 2015	9 months 2014
Net sales	59.2	57.6	3%	60.7	-2%	173.4	160.0
Of which Networks	*28.8*	*30.0*	*-4%*	*31.2*	*-8%*	*86.4*	*83.4*
Of which Global Services	*27.1*	*24.5*	*11%*	*26.4*	*3%*	*77.3*	*67.9*
Of which Support Solutions	*3.3*	*3.1*	*8%*	*3.1*	*6%*	*9.5*	*8.6*
Of which Modems	-	*0.1*	-	*0.0*	-	*0.1*	*0.1*
Gross income	20.1	20.3	-1%	20.1	0%	59.2	57.5
Gross margin (%)	33.9%	35.2%	-	33.2%	-	34.1%	36.0%
Research and development expenses	-8.5	-9.3	-8%	-9.9	-14%	-26.9	-26.6
Selling and administrative expenses	-6.4	-6.0	7%	-7.8	-18%	-21.3	-19.0
Other operating income and expenses	0.1	-1.1	-	1.1	-92%	-0.1	-1.3
Operating income	5.1	3.9	31%	3.6	43%	10.8	10.5
Operating margin	8.6%	6.7%	-	5.9%	-	6.2%	6.6%
for Networks	*10%*	*11%*	-	*8%*	-	*7%*	*11%*
for Global Services	*9%*	*7%*	-	*6%*	-	*7%*	*6%*
for Support Solutions	*0%*	*-4%*	-	*-8%*	-	*-2%*	*-5%*
for Modems	-	-	-	-	-	-	-
Financial net	-0.6	-0.1	385%	-0.5	18%	-1.2	-0.5
Taxes	-1.3	-1.1	19%	-0.9	47%	-2.9	-3.0
Net income	3.1	2.6	19%	2.1	47%	6.7	7.0
Restructuring charges	*-1.0*	*-0.3*	*251%*	*-2.7*	*-64%*	*-4.3*	*-0.7*

Net sales

Reported sales increased by 3% YoY.

Sales, adjusted for comparable units and currency, decreased by -9% mainly due to lower business activity in Japan, Russia and Brazil. This was partly offset by a strong sales growth in India as well as in South East Asia and Oceania.

The mobile broadband business in North America remained stable QoQ, but at a lower level compared to the same period last year.

Professional Services sales increased YoY, driven by strong performance across the portfolio with double-digit growth in eight out of ten regions. Networks sales decreased mainly due to lower business activity in Russia, Japan and the Middle East.

Sequentially, reported sales decreased by -2%. In the quarter there was a slowdown of the 4G deployments in Mainland China. There was also a somewhat slower pace of mobile broadband investments in certain markets such as Russia, Brazil and parts of the Middle East which had a weak macro development.

Reported IPR revenues were stable both YoY and QoQ. The majority of the licenses contracts are in USD and the stronger USD supported the YoY comparison.

Gross margin

Gross margin decreased YoY due to a higher share of Global Services sales and increased restructuring charges. Excluding restructuring charges, gross margin was 34.5% (35.5%).

Sequentially, gross margin increased due to lower restructuring charges. This was partly offset by a higher share of Global Services sales.

Restructuring charges and cost and efficiency program

The global cost and efficiency program is progressing according to plan. The target remains, to achieve annual net savings of SEK 9 b. during 2017 relative to 2014.

Total restructuring charges for full-year 2015 are expected to be approximately SEK 5 b.

Operating expenses

Operating expenses, excluding restructuring charges, decreased to SEK 14.3 (15.2) b. partly driven by the ongoing cost and efficiency program and partly from cost adjustments following lower business volumes.

Restructuring charges impacted operating expenses negatively by SEK 0.6 (0.1) b.

3 Ericsson | Third Quarter Report 2015

Quarterly sales and reported sales growth year over year


SEK b.
%
80
60
40
20
0
30
20
10
0
-10
59.2
3%
Q3
2014
Q4
Q1
2015
Q2
Q3

Operating expenses and operating expenses, % of sales


SEK b.
%
20
15
10
5
0
40
30
20
10
0
14.9
25%
Q3
2014
Q4
Q1
2015
Q2
Q3

Operating income and operating margin


SEK b.
%
10
8
6
4
2
0
9%
5.1
Q3
2014
Q4
Q1
2015
Q2
Q3

Other operating income and expenses

Other operating income and expenses improved YoY. The revaluation and realization effects of currency hedge contracts were SEK -0.3 b. This was more than offset by several minor positive items. The effect of currency hedge contracts is to be compared to SEK 0.6 b. in Q2 2015 and SEK -1.3 b. in Q3 2014.

The main part of the currency hedge contract balance is in USD. The SEK has weakened towards the USD between June 30, 2015 (SEK/USD rate 8.24) and Sept 30, 2015 (SEK/USD rate 8.38).

Operating income

Operating income increased YoY due to a lower negative effect of currency hedge contracts, lower operating expenses and a break-even result in Network Rollout. This was partly offset by a decline in Network sales. Operating income increased QoQ driven by lower restructuring charges and lower operating expenses.

Financial net

The negative financial net increased YoY and QoQ, mainly related to effects of foreign currency revaluation. In addition, the lower cash position and lower interest rates have resulted in reduced financial income.

Net income and EPS

Net income and EPS diluted increased YoY following higher operating income. Net income and EPS diluted increased QoQ. EPS (Non-IFRS) were SEK 1.34 (1.11).

Employees

The number of employees on Sept 30, 2015 was 116,240 compared with 117,183 on June 30, 2015. In the quarter, close to 5,000 employees left the company. The decrease was partly offset by recruitments to Global Service Delivery Centers, employees joining through acquisitions and in-sourcing from new managed services contracts. Some of the headcount reduction was related to the global cost and efficiency program. The majority of the earlier announced reductions in Sweden, of approximately 1,700 employees, is expected to be completed by the end of this year. The number of Ericsson's services professionals on Sept 30, 2015 was 65,000 (65,000 June 30, 2015).

MODEMS

The discontinuation of the modems business is now completed.

4 Ericsson | Third Quarter Report 2015

REGIONAL SALES

	Third quarter 2015				Change	
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	6.4	6.9	1.0	14.4	2%	-2%
Latin America	2.5	2.9	0.2	5.6	-5%	11%
Northern Europe and Central Asia	1.4	1.0	0.1	2.5	-20%	-1%
Western and Central Europe	1.4	3.0	0.2	4.5	-2%	-12%
Mediterranean	2.2	3.2	0.2	5.5	5%	-7%
Middle East	2.7	2.6	0.4	5.7	-5%	-12%
Sub-Saharan Africa	1.2	1.3	0.1	2.7	10%	1%
India	2.4	1.1	0.1	3.6	81%	19%
North East Asia	4.1	2.0	0.2	6.3	-10%	-9%
South East Asia and Oceania	2.4	2.2	0.1	4.8	25%	-3%
Other [1]	2.0	0.8	0.8	3.5	4%	4%
Total	**28.8**	**27.1**	**3.3**	**59.2**	**3%**	**-2%**

[1] Region "Other" includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America
The mobile broadband business in North America remained stable QoQ. Operators continued to focus on cash flow optimization and consolidation, leading to lower investment levels compared to the same period last year. ICT transformation and professional services developed favorably. In the quarter, two important TV & Media agreements were announced.

Latin America
In the quarter the mobile broadband investment levels in Brazil were reduced somewhat driven mainly by local currency depreciation towards the USD. This was partly offset by continued mobile broadband investments in Mexico. ICT transformation and professional services business developed favorably, mainly in the OSS and BSS domain.

Northern Europe and Central Asia
The mobile broadband business declined in the quarter, due to continued low investment levels in Russia. This was partly offset by coverage investments in Ukraine. In the Nordics, efficiency and ICT transformation were the main drivers of the good development in Professional Services and Support Solutions.

Western and Central Europe
Sales in mobile broadband declined partly due to the completion of some key projects in the quarter. Operators remained focused on network quality and operational efficiency which were the main drivers of the continued strong development in Professional Services.

Mediterranean
Mobile broadband investments in quality and capacity contributed positively to sales. Operator focus on efficiency was the main growth driver in Professional Services.

Middle East
Networks sales declined as a few key mobile broadband coverage projects related to 3G were finalized. Some countries in the region are experiencing slower GDP growth and local currency depreciation towards USD creating a temporary slowdown of mobile broadband investments. Transformation projects in the OSS, BSS and TV domains were the main drivers of the strong development of Professional Services and Support Solutions sales.

Sub-Saharan Africa
Sales growth was driven by a continued positive development of professional services business as operators are focusing on network quality and efficiency. The mobile broadband business was stable.

India
The high level of mobile broadband investments, which started in the beginning of 2015, continued in the quarter with the main driver being mobile data traffic growth. The managed services business developed favorably as operators focus on network optimization and efficiency.

North East Asia
Lower operator investments in Japan continued. In Mainland China there was a slowdown of the 4G deployments. Given the high 4G subscriber penetration in Mainland China, operators see new business opportunities and through the acquisition of Sunrise Technologies Ericsson has strengthened its position to support customers in their transformation.

South East Asia and Oceania
Sales growth was primarily driven by continued mobile broadband coverage projects. Important mobile broadband agreements were announced in Indonesia in the quarter. The managed services business developed favorably as operators focus on network optimization and efficiency.

Other
Reported IPR revenues were stable YoY. The majority of the license agreements are in USD and the stronger USD supported the YoY comparison.

Broadcast services sales continued to grow.

5 Ericsson | Third Quarter Report 2015

SEGMENT RESULTS

NETWORKS

Segment sales



Networks
Global Services
Support Solutions

Quarterly sales and sales growth year over year



SEK b.
%
42
35
28
21
14
7
0
20
15
10
5
0
-5
-10
28.2
-4%
Q3 2014
Q4
Q1 2015
Q2
Q3
Quarterly sales
Sales growth

Operating income and operating margin



SEK b.
%
6
4
2
0
15
10
5
0
10%
2.8
Q3 2014
Q4
Q1 2015
Q2
Q3
Operating income
Operating margin

SEK b.	Q3 2015	Q3 2014	YoY change	Q2 2015	QoQ change	9 months 2015	9 months 2014
Net sales	28.8	30.0	-4%	31.2	-8%	86.4	83.4
Sales growth adj. for comparable units and currency	-	-	*-15%*	-	*-6%*	*-11%*	*0%*
Operating income	2.8	3.2	-13%	2.4	14%	5.8	9.2
Operating income excluding restructuring charges	*3.3*	*3.3*	*2%*	*4.3*	*-22%*	*8.4*	*9.5*
Operating margin	10%	11%	-	8%	-	7%	11%
Operating margin excluding restructuring charges	*12%*	*11%*	-	*14%*	-	*10%*	*11%*
EBITA margin	11%	13%	-	10%	-	9%	13%
Restructuring charges	*-0.6*	*-0.1*	-	*-1.8*	*-69%*	*-2.6*	*-0.3*

Net sales

Reported sales decreased by -4% YoY. Sales, adjusted for comparable units and currency, decreased by -15% YoY. The decline was mainly due to lower sales in the Middle East, North East Asia as well as in Northern Europe and Central Asia. Sales declined in Radio, partly offset by sales growth in Microwave and IP routing.

Sales, adjusted for comparable units and currency, decreased QoQ. In the quarter, there was a slowdown of the 4G deployments in Mainland China. There was also a somewhat slower pace of mobile broadband investments in markets such as Russia, Brazil and parts of the Middle East which had a weak macro development.

Sales in India contributed positively while mobile broadband business in North America remained stable QoQ, but at a lower level compared to the same period last year.

Operating income and margin

Operating income decreased YoY due to higher restructuring charges and lower sales. Lower operating expenses contributed positively. Operating margin was stable YoY.

Sequentially, operating income and margin improved, mainly due to lower operating expenses and restructuring charges. This was partly offset by lower sales.

In the quarter, the effect of currency hedge contracts was negative at SEK -0.2 (-1.0) b. In Q2 2015 the effect of currency hedge contracts was positive at SEK 0.5 b.

6 Ericsson | Third Quarter Report 2015

GLOBAL SERVICES
Segment sales Quarterly sales and sales growth year over year Operating income and operating margin
SEK b. % SEK b. %
40 20 3 9% 9
30 15 2 2.4 6
20 27.1 11% 10 1 3
10 5 0 0
0 0
Q3 Q4 Q1 Q2 Q3 Q3 Q4 Q1 Q2 Q3
2014 2015 2014 2015
Networks Quarterly sales Operating income
Global Services Sales growth Operating margin
Support Solutions
Q3 Q3 YoY Q2 QoQ 9 months 9 months
SEK b. 2015 2014 change 2015 change 2015 2014
Net sales 27.1 24.5 11% 26.4 3% 77.3 67.9
Of which Professional Services 20.5 17.8 15% 20.0 3% 58.7 49.4
Of which Managed Services 8.0 7.2 11% 8.2 -2% 23.6 19.4
Of which Network Rollout 6.5 6.7 -2% 6.4 2% 18.7 18.5
Sales growth adj. for comparable units and currency - - -2% - 2% -2% -4%
Operating income 2.4 1.6 47% 1.6 44% 5.7 4.1
Of which Professional Services 2.4 2.1 16% 2.4 -1% 6.9 6.0
Of which Network Rollout 0.0 -0.5 -95% -0.8 -97% -1.2 -1.9
Operating margin 9% 7% – 6% – 7% 6%
for Professional Services 12% 12% – 12% – 12% 12%
for Network Rollout 0% -7% – -12% – -6% -10%
Operating income excluding restructuring charges 2.7 1.7 57% 2.3 17% 7.2 4.4
Operating margin excluding restructuring charges 10% 7% - 9% - 9% 6%
EBITA margin 10% 8% - 7% - 8% 7%
Restructuring charges -0.4 -0.1 193% -0.7 -48% -1.5 -0.2
Net sales
Reported sales increased by 11% YoY. Sales, adjusted for comparable units and currency, decreased by -2% YoY. Network Rollout sales declined. The positive momentum in Professional Services continued, with double-digit growth in eight out of ten regions, driven by strong performance across the portfolio.
Sales, adjusted for comparable units and currency, increased by
2% QoQ with growth in both Professional Services and Network Rollout.
Operating income and margin
Operating income and margin improved in Global Services YoY. Operating margin, excluding restructuring charges, was 10% (7%), driven by an improved income in Network Rollout and increased sales in Professional Services.
Operating margin in Network Rollout improved YoY, both including and excluding restructuring charges. Network Rollout operating margin, excluding restructuring charges, was 0% (-6%). The work, to restore Network Rollout to a sustainable profitable business, continues.
Operating margin in Professional Services was stable YoY.
The effect of currency hedge contracts YoY was SEK 0.0 (-0.2) b.
Global Services operating income increased QoQ driven by improved income in Network Rollout and lower restructuring charges. Professional Services margin was flat QoQ.
Q3 Q2 Q1 Full year
2015 2015 2015 2014
Number of signed Managed Services contracts 18 30 27 71
Number of signed significant consulting & systems integration contracts 1) 16 16 13 56
1) In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.
7 Ericsson | Third Quarter Report 2015

SUPPORT SOLUTIONS

Segment sales


Networks
Global Services
Support Solutions

Quarterly sales and sales growth year over year


SEK b.
%
4
3
2
1
0
40
20
0
-20
-40
3.3
8%
Q3 2014
Q4
Q1 2015
Q2
Q3
Quarterly sales
Sales growth

Operating income and operating margin


SEK b.
%
1.0
0.5
0.0
-0.5
20
10
0
-10
0%
0.0
Q3 2014
Q4
Q1 2015
Q2
Q3
Operating income
Operating margin

SEK b.	Q3 2015	Q3 2014	YoY change	Q2 2015	QoQ change	9 months 2015	9 months 2014
Net sales	3.3	3.1	8%	3.1	6%	9.5	8.6
Sales growth adj. for comparable units and currency	*-*	*-*	*-8%*	*-*	*7%*	*-10%*	*7%*
Operating income	0.0	-0.1	-	-0.2	-	-0.2	-0.5
Operating income excluding restructuring charges	*0.0*	*0.0*	*-*	*0.0*	*-*	*0.1*	*-0.4*
Operating margin	0%	-4%	-	-8%	-	-2%	-5%
Operating margin excluding restructuring charges	*1%*	*-1%*	*-*	*-1%*	*-*	*1%*	*-4%*
EBITA margin	7%	3%	-	0%	-	6%	1%
Restructuring charges	*0.0*	*-0.1*	*-52%*	*-0.2*	*-81%*	*-0.3*	*-0.1*

Net sales

Reported sales increased by 8% YoY. Sales, adjusted for comparable units and currency, decreased by -8% YoY. Sales of OSS & BSS continued to show growth while the TV & Media business declined due to lower software licensing sales.

The implementation of the TV & Media strategy showed significant progress in the quarter with two important TV & Media agreements announced in North America. An agreement was also signed, to acquire the Nasdaq-listed company Envivio, a global leader in software-based video encoding. The acquisition is expected to close in the fourth quarter, 2015, subject to customary closing conditions.

Sales, adjusted for comparable units and currency, increased slightly QoQ driven by OSS & BSS business.

Operating income and margin

Operating income and margin improved YoY mainly driven by sales growth in OSS & BSS and lower restructuring charges.

The effect of currency hedge contracts YoY was SEK 0.0 (-0.1) b.

Operating income increased QoQ due to reduced restructuring charges, lower operating expenses and higher sales.

8 Ericsson | Third Quarter Report 2015

CASH FLOW

SEK b.	Q3 2015	Q3 2014	Q2 2015
Net income reconciled to cash	6.8	5.0	3.4
Changes in operating net assets	-5.2	-6.3	-0.3
Cash flow from operating activities	1.6	-1.4	3.1
Cash flow from investing activities	-0.1	-0.7	7.0
Cash flow from financing activities	-0.3	-1.3	-10.6
Net change in cash and cash equivalents	**1.0**	**-1.0**	**-2.3**
Cash conversion (%)	*23%*	*-27%*	*90%*

Cash flow from operating activities YTD has been negatively impacted by increased working capital. This was driven by a business mix with a high share of coverage projects in Mainland China and emerging markets.

Cash flow from operating activities improved YoY. Sequentially, cash flow from operating activities declined. This was mainly due to increased working capital. In addition provisions decreased in the quarter as a result of payments of SEK 1.1 b related to restructuring charges.

Cash flow from investing activities was negatively impacted by the construction of new ICT centers in Sweden and Canada, however at a slower pace in this quarter. In addition, payouts of SEK -1.0 b. were made mainly related to the acquisition of Sunrise Technologies in China. Higher activity in technology platform development also impacted cash flow from investing activities negatively, with higher capitalized development expenses than a year ago. A decrease in short-term investments of SEK 3.6 b. resulted in a cash flow from investing activities close to zero.

Cash flow from financing activities was negatively impacted by dividends paid by subsidiaries to minority owners of SEK 0.3 b.

Working capital KPIs, number of days	Jan-Sep 2015	Jan-Jun 2015	Jan-Mar 2015	Jan-Dec 2014	Jan-Sep 2014
Sales outstanding (target: <90)	113	112	125	105	111
Inventory (target:<65)	72	74	82	64	69
Payable (target:>60)	55	57	64	56	57

9 Ericsson | Third Quarter Report 2015

FINANCIAL POSITION
Sep 30 Sep 30 Jun 30
SEK b. 2015 2014 2015
+ Short-term investments 17.6 34.0 20.8
+ Cash and cash equivalents 34.0 32.0 33.0
Gross cash 51.5 66.1 53.8
– Interest bearing liabilities and post-employment benefits 51.8 36.6 50.3
Net cash -0.2 29.4 3.5
Equity 138.0 143.4 136.7
Total assets 278.4 274.0 278.9
Capital turnover (times) 1.2 1.2 1.3
Return on capital employed (%) 8.0% 8.6% 6.9%
Equity ratio (%) 49.6% 52.3% 49.0%
Return on equity (%) 6.2% 6.9% 5.9%
Gross cash decreased mainly due to the acquisition of Sunrise Technologies and investments in ICT centers, partly offset by positive cash flow from operating activities. Actuarial changes in pension liabilities reduced net cash with an additional SEK 1.5 b.
The net cash position, excluding post-employment benefits, was SEK 25.8 b.
In the quarter, Standard & Poor’s and Moody’s confirmed Ericsson’s long-term rating BBB+/Baa1, both with stable outlook.
The average maturity of long-term borrowings as of Sep 30, 2015, was 5.0 years, compared to 6.0 years 12 months earlier.
Debt maturity profile, Parent Company
SEK b.
9 6 3 0
2015 2016 2017 2018 2019 2020 2021 2022
Swedish Export Credit Corporation MTN Bond
Nordic Investment Bank
European Investment Bank
Notes and Bonds
10 Ericsson | Third Quarter Report 2015

PARENT COMPANY
Income after financial items was SEK 10.1 (15.8) b. YTD. The decrease was mainly due to lower recognized dividends from subsidiaries than last year.
Major YTD changes in the Parent Company’s financial position; decreased cash, cash equivalents and short-term investments of SEK 20.3 b. and decreased current and non-current liabilities to subsidiaries of SEK 2.3 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK
34.7 (55.0) b.
The Parent Company has recognized dividends from subsidiaries of SEK 0.4 b. in the quarter.
In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees,
3.394.498 shares from treasury stock were sold or distributed to employees in the third quarter. The holding of treasury stock at September 30, 2015, was 53.212.685 Class B shares.
11 Ericsson | Third Quarter Report 2015

OTHER INFORMATION
Apple litigations
A past global patent license agreement between Ericsson and Apple expired in January 2015 and Apple declined to take a new license on offered FRAND terms. Ericsson negotiated a renewal agreement with Apple for more than two years. During the negotiations, the companies were not able to reach an agreement on licensing of Ericsson’s patents that enable Apple’s mobile devices to connect with the world and power many of their applications.
On January 12, 2015, Apple initiated litigation with Ericsson by filing a lawsuit in the United States District Court for the Northern District of California, seeking a ruling that Apple does not infringe seven of Ericsson’s patents. Two days later, on January 14, 2015, Ericsson filed a complaint in the United States District Court for the Eastern District of Texas requesting a ruling that its proposed global licensing terms with Apple were fair and reasonable.
On February 26, 2015, after Apple refused Ericsson’s offer to have a court determine fair licensing terms by which both companies would be bound, Ericsson filed two complaints with the International Trade Commission (ITC) and seven complaints in the United States District Court for the Eastern District of Texas against Apple, asserting infringement of 41 additional Ericsson patents. Ericsson subsequently amended its complaints to assert two additional patents in the US. Ericsson seeks exclusion orders in the ITC proceedings and damages and injunctions in the District Court actions. The hearing in the first ITC action is scheduled for December 2015 and the hearing in the second ITC action is scheduled for January 2016. The district court proceedings are all scheduled for trial between May and October 2016.
On May 8, 2015, Ericsson further announced that it has filed patent infringement suits against Apple in Germany, the United Kingdom and the Netherlands, seeking damages and injunctions. Ericsson has asserted both standard-essential patents related to the 2G and 4G/LTE standards and other patents that are critical to features and functionality of Apple devices, such as the design of semiconductor components, user interface software, location services and applications, as well as the iOS operating system.
Hearings and trials in the various cases are scheduled to begin in December 2015 and continue into 2016. Ericsson expects that the first court rulings will be issued by a German court in the first quarter of 2016.
Adaptix litigations
In 2013, Adaptix Inc. (“Adaptix”), a US company, filed two lawsuits against Ericsson, AT&T, AT&T Mobility and MetroPCS Communications in the US District Court for Eastern District of Texas alleging that certain Ericsson products infringe five US patents purportedly assigned to Adaptix. Adaptix seeks damages and an injunction. The trial is scheduled for February 2016.
On May 20, 2014, Adaptix filed three patent infringement lawsuits against Ericsson, T-Mobile, Verizon and Sprint in the same court regarding three US patents. One of these lawsuits accuses Ericsson’s LTE products and Sprint’s use thereof of infringement, one accuses Ericsson’s LTE products and Verizon’s use thereof of infringement, and one accuses Ericsson’s LTE products and
T-Mobile’s use thereof of infringement. In January 2015, Adaptix filed one more lawsuit in the same court alleging that Ericsson’s LTE products, and Sprint and Verizon’s use thereof, infringe another U.S. Patent.
In addition to a complaint filed in 2013 with the Tokyo District Court, settled in December 2014, Adaptix filed another lawsuit in Japan in September 2014 alleging that Ericsson’s LTE products infringe another Japanese patent. In the lawsuits in Japan, Adaptix is only seeking damages.
Wi-LAN litigations
In 2012, Wi-LAN Inc., a Canadian patent licensing company, filed a complaint against Ericsson in the US District Court for the Southern District of Florida alleging that Ericsson’s LTE products infringe three of Wi-LAN’s US patents.
In June 2013, Ericsson’s motion for summary judgment was granted and in August 2014, the decision was reversed by the United States Court of Appeals for the Federal Circuit.
On May, 22 2015, the Florida Court granted a Motion for Summary Judgment in favor of Ericsson. This matter is currently in appeal.
Ericsson announced agreement to acquire Envivio
On September 10, 2015, Ericsson announced its agreement to acquire Envivio (NASDAQ:ENVI), by means of a tender offer for a price of USD 4.10 per share in cash, or approximately USD 125 million in the aggregate. Envivio is a global leader in software-based video encoding with an installed base of over 400 TV service provider and content owner customers in all markets globally. Envivio generated revenues of USD 43 million in 2014 and is headquartered in San Francisco, CA, US. Envivio was founded in 2000 and has a staff of approximately 200 employees worldwide.
Certain of Envivio’s major stockholders, collectively owning approximately 34 % of Envivio’s outstanding common stock, have entered into a tender and support agreement with Ericsson committing to tender all of their Envivio shares in the tender offer and to vote in favor of the merger. The acquisition is expected to close in the fourth quarter, 2015, subject to customary closing conditions. The board of directors of Envivio has unanimously agreed to recommend that Envivio’s stockholders tender their shares to Ericsson in the tender offer.
On September 21, 2015, a complaint was filed in the Delaware Court of Chancery by a stockholder plaintiff captioned Hollenkamp v. Envivio, Inc. (Envivio), et al., C.A. No. 11528-VCG (Hollenkamp). Hollenkamp is a putative class action on behalf of all of Envivio’s stockholders which challenges, and seeks to enjoin, Ericsson’s proposed acquisition of Envivio. The complaint alleges that the individual defendants (i.e., Envivio’s directors and officers) breached their duties to Envivio’s stockholders in approving the proposed acquisition, and that Ericsson - acting in its capacity as a transactional counterparty - aided and abetted the individual defendants’ breaches of fiduciary duty.
12 Ericsson | Third Quarter Report 2015

POST-CLOSING EVENTS
Ericsson intends to acquire software developer Ericpol
On October 15, 2015, Ericsson announced the conclusion of a preliminary share purchase agreement for the acquisition of Ericpol’s operations in Poland and Ukraine. Ericpol is a software development company within telecommunications and has been a supplier to Ericsson for over 20 years. Approximately 2,000 employees will join Ericsson. The acquisition is expected to take place during the first quarter of 2016, pending, among other things, customary regulatory approvals.
13 Ericsson | Third Quarter Report 2015

RISK FACTORS
Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2014. Compared to the risks described in the Annual Report 2014, no material, new or changed risk factors or uncertainties have been identified in the year.
Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:
> Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;
> Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;
> Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;
> Effects on gross margins of the business mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;
> Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;
> Changes in foreign exchange rates, in particular USD;
> Political unrest or instability in certain markets;
> Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
> No guarantees that specific restructuring or cost-savings initiatives will be sufficient, successful or executed in time to deliver any improvements in short-term earnings.
Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.
Stockholm, October 23, 2015
Telefonaktiebolaget LM Ericsson
Hans Vestberg, President and CEO
Org. Nr 556016-0680
Date for next report: January 27, 2016
14 Ericsson | Third Quarter Report 2015

AUDITORS’ REVIEW REPORT
Introduction
We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2015, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.
Scope of review
We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.
A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.
Stockholm, October 23, 2015
PricewaterhouseCoopers AB
Peter Nyllinge
Authorized Public Accountant
Auditor in Charge
Bo Hjalmarsson
Authorized Public Accountant
15 Ericsson | Third Quarter Report 2015

EDITOR’S NOTE
Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), October 23, 2015. An financial analyst, investor and media conference call will begin at 14.00 (CET).
Live webcast of the press conference and conference call as well as supporting slides will be available at
www.ericsson.com/press and
www.ericsson.com/investors
Video material will be published during the day on www.ericsson.com/press
For further information, please contact:
Helena Norrman, Senior Vice President, Marketing and Communications Phone: +46 10 719 34 72 E-mail: investor.relations@ericsson.com or media.relations@ericsson.com
Telefonaktiebolaget LM Ericsson Org. number: 556016-0680 Torshamnsgatan 21 SE-164 83 Stockholm Phone: +46 10 719 00 00 www.ericsson.com
Investors
Peter Nyquist, Vice President,
Investor Relations
Phone: +46 10 714 64 49, +46 70 575 29 06
E-mail: peter.nyquist@ericsson.com
Stefan Jelvin, Director,
Investor Relations
Phone: +46 10 714 20 39, +46 70 986 02 27
E-mail: stefan.jelvin@ericsson.com
Åsa Konnbjer, Director,
Investor Relations
Phone: +46 10 713 39 28, +46 73 082 59 28
E-mail: asa.konnbjer@ericsson.com
Rikard Tunedal, Director,
Investor Relations
Phone: +46 10 714 54 00, +46 761 005 400
E-mail: rikard.tunedal@ericsson.com
Media
Ola Rembe, Vice President,
Head of External Communications
Phone: +46 10 719 97 27, +46 73 024 48 73
E-mail: media.relations@ericsson.com
Corporate Communications
Phone: +46 10 719 69 92
E-mail: media.relations@ericsson.com
16 Ericsson | Third Quarter Report 2015

SAFE HARBOR STATEMENT
All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.
In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.
17 Ericsson | Third Quarter Report 2015

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
Contents
Financial statements
Consolidated income statement 19
Statement of comprehensive income 19
Consolidated balance sheet 20
Consolidated statement of cash flows 21
Consolidated statement of changes in equity 22
Consolidated income statement – isolated quarters 22
Consolidated statement of cash flows – isolated quarters 23
Parent Company income statement 24
Parent Company statement of comprehensive income 24
Parent Company balance sheet 25
Additional information
Accounting policies 26
Net sales by segment by quarter 27
Sales growth adjusted for comparable units and currency 28
Operating income by segment by quarter 29
Operating margin by segment by quarter 29
EBITA by segment by quarter 30
EBITA margin by segment by quarter 30
Net sales by region by quarter 31
Net sales by region by quarter (cont.) 32
Top 5 countries in sales 32
Net sales by region by segment 33
Provisions 34
Information on investments 34
Reconciliation table, non-IFRS measurements 35
Net cash – end of period 35
Other information 36
Number of employees 36
Restructuring charges by function 37
Restructuring charges by segment 37
18 Ericsson | Third Quarter Report 2015

CONSOLIDATED INCOME STATEMENT
Jul–Sep Jan–Sep
SEK million 2015 2014 Change 2015 2014 Change
Net sales 59,161 57,643 3% 173,352 159,997 8%
Cost of sales –39,110 –37,362 5% –114,202 –102,456 11%
Gross income 20,051 20,281 –1% 59,150 57,541 3%
Gross margin (%) 33.9% 35,2% 34.1% 36,0%
Research and development expenses –8,540 –9,281 –8% –26,923 –26,640 1%
Selling and administrative expenses –6,393 –6,000 7% –21,289 –18,993 12%
Operating expenses –14,933 –15,281 –2% –48,212 –45,633 6%
Other operating income and expenses 80 –1,134 –101 –1,319
Shares in earnings of JV and associated companies –121 10 –67 –84
Operating income 5,077 3,876 31% 10,770 10,505 3%
Financial income 188 429 634 1,098
Financial expenses –809 –557 –1,839 –1,634
Income after financial items 4,456 3,748 19% 9,565 9,969 –4%
Taxes –1,338 –1,124 –2,870 –2,991
Net income 3,118 2,624 19% 6,695 6,978 –4%
Net income attributable to:
Stockholders of the Parent Company 3,080 2,646 6,493 7,345
Non–controlling interests 38 –22 202 –367
Other information
Average number of shares, basic (million) 3,251 3,238 3,247 3,235
Earnings per share, basic (SEK) 1) 0.95 0.82 2.00 2.27
Earnings per share, diluted (SEK) 1) 0.94 0.81 1.98 2.25
1) Based on Net income attributable to stockholders of the Parent Company.
STATEMENT OF COMPREHENSIVE INCOME
Jul–Sep Jan–Sep
SEK million 2015 2014 2015 2014
Net income 3,118 2,624 6,695 6,978
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling –1,113 –441 –5,886 –2,637
Tax on items that will not be reclassified to profit or loss 214 96 1,518 539
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period 0 0 0 0
Reclassification adjustments for gains/losses included in profit or loss 0 0 0 0
Revaluation of other investments in shares and participations
Fair value remeasurement 60 39 241 39
Changes in cumulative translation adjustments –1,246 2,656 537 5,676
Share of other comprehensive income on JV and associated companies 237 234 141 362
Tax on items that may be reclassified to profit or loss 0 0 0 0
Total other comprehensive income, net of tax –1,848 2,584 –3,449 3,979
Total comprehensive income 1,270 5,208 3,246 10,957
Total comprehensive income attributable to:
Stockholders of the Parent Company 1,255 5,180 3,045 11,212
Non–controlling interest 15 28 201 –255
19 Ericsson | Third Quarter Report 2015

CONSOLIDATED BALANCE SHEET
Sep 30 Jun 30 Dec 31
SEK million 2015 2015 2014
ASSETS
Non–current assets
Intangible assets
Capitalized development expenses 4,660 4,032 3,570
Goodwill 41,524 39,872 38,330
Intellectual property rights, brands and other intangible assets 9,879 10,739 12,534
Property, plant and equipment 15,774 15,309 13,341
Financial assets
Equity in JV and associated companies 1,214 1,627 2,793
Other investments in shares and participations 936 855 591
Customer finance, non–current 2,020 1,919 1,932
Other financial assets, non–current 4,428 5,010 5,900
Deferred tax assets 13,575 14,054 12,778
94,010 93,417 91,769
Current assets
Inventories 32,187 32,327 28,175
Trade receivables 74,957 73,932 77,893
Customer finance, current 2,089 2,552 2,289
Other current receivables 23,588 22,919 21,273
Short–term investments 17,597 20,807 31,171
Cash and cash equivalents 33,950 32,962 40,988
184,368 185,499 201,789
Total assets 278,378 278,916 293,558
EQUITY AND LIABILITIES
Equity
Stockholders’ equity 137,086 135,565 144,306
Non–controlling interest in equity of subsidiaries 898 1,160 1,003
137,984 136,725 145,309
Non–current liabilities
Post–employment benefits 26,011 24,530 20,385
Provisions, non–current 35 139 202
Deferred tax liabilities 2,208 3,010 3,177
Borrowings, non–current 22,900 22,551 21,864
Other non–current liabilities 1,802 1,939 1,797
52,956 52,169 47,425
Current liabilities
Provisions, current 4,296 5,215 4,225
Borrowings, current 2,885 3,199 2,281
Trade payables 21,734 22,147 24,473
Other current liabilities 58,523 59,461 69,845
87,438 90,022 100,824
Total equity and liabilities 278,378 278,916 293,558
Of which interest–bearing liabilities and post–employment benefits 51,796 50,280 44,530
Of which net cash –249 3,489 27,629
Assets pledged as collateral 2,605 2,608 2,525
Contingent liabilities 768 693 737
20 Ericsson | Third Quarter Report 2015

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul–Sep		Jan–Sep		Jan–Dec
SEK million	2015	2014	2015	2014	2014
Operating activities					
Net income	3,118	2,624	6,695	6,978	11,143
Adjustments to reconcile net income to cash					
Taxes	51	–388	–3,230	–1,710	–1,235
Earnings/dividends in JV and associated companies	136	–10	163	330	305
Depreciation, amortization and impairment losses	2,425	2,481	7,685	7,255	9,945
Other	1,052	267	2,018	1,220	2,185
	6,782	**4,974**	**13,331**	**14,073**	**22,343**
Changes in operating net assets					
Inventories	–226	–840	–3,862	–4,127	–2,924
Customer finance, current and non-current	375	–1,101	522	–884	–710
Trade receivables	–1,421	–1,222	4,246	5,843	1,182
Trade payables	–494	–1,519	–3,562	15	1,265
Provisions and post-employment benefits	–302	–18	1,217	–707	–859
Other operating assets and liabilities, net	–3,154	–1,624	–13,154	–4,107	–1,595
	–5,222	**–6,324**	**–14,593**	**–3,967**	**–3,641**
Cash flow from operating activities	**1,560**	**–1,350**	**–1,262**	**10,106**	**18,702**
Investing activities					
Investments in property, plant and equipment	–1,807	–1,415	–6,598	–3,769	–5,322
Sales of property, plant and equipment	59	139	1,209	466	522
Acquisitions/divestments of subsidiaries and other operations, net	–1,028	–286	–1,255	–2,647	–4,394
Product development	–982	–155	–2,119	–537	–1,523
Other investing activities	37	–1,302	–125	–1,859	–3,392
Short-term investments	3,631	2,308	13,708	2,530	6,596
Cash flow from investing activities	**–90**	**–711**	**4,820**	**–5,816**	**–7,513**
Cash flow before financing activities	**1,470**	**–2,061**	**3,558**	**4,290**	**11,189**
Financing activities					
Dividends paid	–277	–3	–11,337	–9,831	–9,846
Other financing activities	–34	–1,288	1,296	–8,750	–8,379
Cash flow from financing activities	**–311**	**–1,291**	**–10,041**	**–18,581**	**–18,225**
Effect of exchange rate changes on cash	–171	2,306	–555	4,238	5,929
Net change in cash and cash equivalents	**988**	**–1,046**	**–7,038**	**–10,053**	**–1,107**
Cash and cash equivalents, beginning of period	**32,962**	**33,088**	**40,988**	**42,095**	**42,095**
Cash and cash equivalents, end of period	**33,950**	**32,042**	**33,950**	**32,042**	**40,988**

21 Ericsson | Third Quarter Report 2015

CONSOLIDATED STATEMENT
OF CHANGES IN EQUITY
Jan–Sep Jan–Sep Jan–Dec
SEK million 2015 2014 2014
Opening balance 145,309 141,623 141,623
Total comprehensive income 3,246 10,957 12,709
Sale/repurchase of own shares 126 78 106
Stock purchase plan 641 547 717
Dividends paid –11,337 –9,831 –9,846
Transactions with non–controlling interests –1 – –
Closing balance 137,984 143,374 145,309
CONSOLIDATED INCOME STATEMENT
– ISOLATED QUARTERS
2015 2014
Isolated quarters, SEK million Q3 Q2 Q1 Q4 Q3 Q2 Q1
Net sales 59,161 60,671 53,520 67,986 57,643 54,849 47,505
Cost of sales –39,110 –40,536 –34,556 –43,100 –37,362 –34,910 –30,184
Gross income 20,051 20,135 18,964 24,886 20,281 19,939 17,321
Gross margin (%) 33.9% 33.2% 35.4% 36.6% 35.2% 36.4% 36.5%
Research and development expenses –8,540 –9,896 –8,487 –9,668 –9,281 –9,084 –8,275
Selling and administrative expenses –6,393 –7,765 –7,131 –8,107 –6,000 –6,541 –6,452
Operating expenses –14,933 –17,661 –15,618 –17,775 –15,281 –15,625 –14,727
Other operating income and expenses 80 1,059 –1,240 –837 –1,134 –206 21
Shares in earnings of JV and associated companies –121 27 27 28 10 –109 15
Operating income 5,077 3,560 2,133 6,302 3,876 3,999 2,630
Financial income 188 –238 684 179 429 268 401
Financial expenses –809 –290 –740 –639 –557 –465 –612
Income after financial items 4,456 3,032 2,077 5,842 3,748 3,802 2,419
Taxes –1,338 –909 –623 –1,677 –1,124 –1,140 –727
Net income 3,118 2,123 1,454 4,165 2,624 2,662 1,692
Net income attributable to:
Stockholders of the Parent Company 3,080 2,094 1,319 4,223 2,646 2,579 2,120
Non–controlling interests 38 29 135 –58 –22 83 –428
Other information
Average number of shares, basic (million) 3,251 3,247 3,244 3,241 3,238 3,235 3,233
Earnings per share, basic (SEK) 1) 0.95 0.64 0.41 1.30 0.82 0.80 0.66
Earnings per share, diluted (SEK) 1) 0.94 0.64 0.40 1.29 0.81 0.79 0.65
1) Based on Net income attributable to stockholders of the Parent Company.
22 Ericsson | Third Quarter Report 2015

CONSOLIDATED STATEMENT OF CASH FLOWS – ISOLATED QUARTERS

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities							
Net income	3,118	2,123	1,454	4,165	2,624	2,662	1,692
Adjustments to reconcile net income to cash							
Taxes	51	–1,360	–1,921	475	–388	26	–1,348
Earnings/dividends in JV and associated companies	136	49	–22	–25	–10	356	–16
Depreciation, amortization and impairment losses	2,425	2,579	2,681	2,690	2,481	2,414	2,360
Other	1,052	22	944	965	267	404	549
	6,782	**3,413**	**3,136**	**8,270**	**4,974**	**5,862**	**3,237**
Changes in operating net assets							
Inventories	–226	383	–4,019	1,203	–840	–1,188	–2,099
Customer finance, current and non-current	375	405	–258	174	–1,101	–341	558
Trade receivables	–1,421	3,630	2,037	–4,661	–1,222	–892	7,957
Trade payables	–494	–1,400	–1,668	1,250	–1,519	1,644	–110
Provisions and post-employment benefits	–302	1,685	–166	–152	–18	–225	–464
Other operating assets and liabilities, net	–3,154	–5,038	–4,962	2,512	–1,624	–2,806	323
	–5,222	**–335**	**–9,036**	**326**	**–6,324**	**–3,808**	**6,165**
Cash flow from operating activities	**1,560**	**3,078**	**–5,900**	**8,596**	**–1,350**	**2,054**	**9,402**
Investing activities							
Investments in property, plant and equipment	–1,807	–2,424	–2,367	–1,553	–1,415	–1,320	–1,034
Sales of property, plant and equipment	59	1,075	75	56	139	53	274
Acquisitions/divestments of subsidiaries and other operations, net	–1,028	–169	–58	–1,747	–286	–1,512	–849
Product development	–982	–843	–294	–986	–155	–185	–197
Other investing activities	37	–280	118	–1,533	–1,302	–388	–169
Short-term investments	3,631	9,678	399	4,066	2,308	7,012	–6,790
Cash flow from investing activities	**–90**	**7,037**	**–2,127**	**–1,697**	**–711**	**3,660**	**–8,765**
Cash flow before financing activities	**1,470**	**10,115**	**–8,027**	**6,899**	**–2,061**	**5,714**	**637**
Financing activities							
Dividends paid	–277	–11,035	–25	–15	–3	–9,828	–
Other financing activities	–34	431	899	371	–1,288	–2,393	–5,069
Cash flow from financing activities	**–311**	**–10,604**	**874**	**356**	**–1,291**	**–12,221**	**–5,069**
Effect of exchange rate changes on cash	–171	–1,860	1,476	1,691	2,306	1,499	433
Net change in cash and cash equivalents	**988**	**–2,349**	**–5,677**	**8,946**	**–1,046**	**–5,008**	**–3,999**
Cash and cash equivalents, beginning of period	**32,962**	**35,311**	**40,988**	**32,042**	**33,088**	**38,096**	**42,095**
Cash and cash equivalents, end of period	**33,950**	**32,962**	**35,311**	**40,988**	**32,042**	**33,088**	**38,096**

23 Ericsson | Third Quarter Report 2015

PARENT COMPANY INCOME STATEMENT

	Jul–Sep		Jan–Sep		Jan–Dec
SEK million	2015	2014	2015	2014	2014
Net sales	–	–	–	–	–
Cost of sales	–	–	–	–	–
Gross income	**–**	**–**	**–**	**–**	**–**
Operating expenses	–135	–232	–615	–783	–1,209
Other operating income and expenses	822	752	2,160	2,075	3,088
Operating income	**687**	**520**	**1,545**	**1,292**	**1,879**
Financial net	318	12,344	8,505	14,484	23,684
Income after financial items	**1,005**	**12,864**	**10,050**	**15,776**	**25,563**
Transfers to (–) / from untaxed reserves	–	–	–	–	–1,700
Taxes	–155	–237	–366	–498	–263
Net income	**850**	**12,627**	**9,684**	**15,278**	**23,600**

PARENT COMPANY STATEMENT OF COMPREHENSIVE INCOME

	Jul–Sep		Jan–Sep		Jan–Dec
SEK million	2015	2014	2015	2014	2014
Net income	850	12,627	9,684	15,278	23,600
Revaluation of other investments in shares and participations					
Fair value remeasurement	60	39	241	39	46
Total other comprehensive income, net of tax	**60**	**39**	**241**	**39**	**46**
Total comprehensive income	**910**	**12,666**	**9,925**	**15,317**	**23,646**

24 Ericsson | Third Quarter Report 2015

PARENT COMPANY BALANCE SHEET
Sep 30 Dec 31
SEK million 2015 2014
ASSETS
Fixed assets
Intangible assets 907 1,193
Tangible assets 453 470
Financial assets 99,277 97,901
100,637 99,564
Current assets
Inventories 1 27
Receivables 38,821 24,819
Short–term investments 16,937 30,576
Cash and cash equivalents 17,752 24,443
73,511 79,865
Total assets 174,148 179,429
STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity 48,018 48,018
Non–restricted equity 36,904 37,871
84,922 85,889
Provisions 681 1,471
Non–current liabilities 46,606 45,512
Current liabilities 41,939 46,557
Total stockholders’ equity, provisions and liabilities 174,148 179,429
Assets pledged as collateral 605 525
Contingent liabilities 22,767 20,906
25 Ericsson | Third Quarter Report 2015

ACCOUNTING POLICIES
THE GROUP
This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2014, and should be read in conjunction with that annual report.
There is no significant difference between IFRS effective as per September 30, 2015 and IFRS as endorsed by the EU.
Discount rate applied for pension liability calculation in Sweden
The Company has in previous periods estimated the discount rate for the Swedish pension liability based on the interest rates for Swedish covered bonds. Due to the recent development of the deepness of the Swedish covered bond market and the volatility in interest rates, the Company has decided to evaluate this method of estimating the discount rate. The discount rate used for the interim report is 2.25%, which is in line with the interest rates for Swedish government bonds of September 30th, 2015.
26 Ericsson | Third Quarter Report 2015

NET SALES BY SEGMENT BY QUARTER

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	28,817	31,163	26,436	34,110	30,030	28,964	24,383
Global Services	27,055	26,392	23,901	29,777	24,467	23,059	20,356
Of which Professional Services	*20,545*	*20,001*	*18,131*	*21,405*	*17,794*	*16,554*	*15,078*
Of which Managed Services	*7,976*	*8,150*	*7,501*	*7,741*	*7,175*	*6,485*	*5,754*
Of which Network Rollout	*6,510*	*6,391*	*5,770*	*8,372*	*6,673*	*6,505*	*5,278*
Support Solutions	3,289	3,092	3,074	4,009	3,057	2,824	2,765
Modems	–	24	109	90	89	2	1
Total	**59,161**	**60,671**	**53,520**	**67,986**	**57,643**	**54,849**	**47,505**

	2015			2014			
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	–8%	18%	–22%	14%	4%	19%	–30%
Global Services	3%	10%	–20%	22%	6%	13%	–25%
Of which Professional Services	*3%*	*10%*	*–15%*	*20%*	*7%*	*10%*	*–20%*
Of which Managed Services	*–2%*	*9%*	*–3%*	*8%*	*11%*	*13%*	*–12%*
Of which Network Rollout	*2%*	*11%*	*–31%*	*25%*	*3%*	*23%*	*–37%*
Support Solutions	6%	1%	–23%	31%	8%	2%	–46%
Modems	–	–	–	–	–	–	–
Total	**–2%**	**13%**	**–21%**	**18%**	**5%**	**15%**	**–29%**

	2015			2014			
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	–4%	8%	8%	–2%	13%	3%	–13%
Global Services	11%	14%	17%	10%	2%	–7%	–5%
Of which Professional Services	*15%*	*21%*	*20%*	*14%*	*10%*	*–1%*	*3%*
Of which Managed Services	*11%*	*26%*	*30%*	*18%*	*15%*	*–4%*	*–2%*
Of which Network Rollout	*–2%*	*–2%*	*9%*	*0%*	*–14%*	*–19%*	*–23%*
Support Solutions	8%	9%	11%	–21%	30%	21%	13%
Modems	–	–	–	–	–	–	–
Total	**3%**	**11%**	**13%**	**1%**	**9%**	**–1%**	**–9%**

	2015			2014			
Year to date, SEK million	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	86,416	57,599	26,436	117,487	83,377	53,347	24,383
Global Services	77,348	50,293	23,901	97,659	67,882	43,415	20,356
Of which Professional Services	*58,677*	*38,132*	*18,131*	*70,831*	*49,426*	*31,632*	*15,078*
Of which Managed Services	*23,627*	*15,651*	*7,501*	*27,155*	*19,414*	*12,239*	*5,754*
Of which Network Rollout	*18,671*	*12,161*	*5,770*	*26,828*	*18,456*	*11,783*	*5,278*
Support Solutions	9,455	6,166	3,074	12,655	8,646	5,589	2,765
Modems	133	133	109	182	92	3	1
Total	**173,352**	**114,191**	**53,520**	**227,983**	**159,997**	**102,354**	**47,505**

	2015			2014			
Year to date, year over year change, percent	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	4%	8%	8%	0%	1%	–5%	–13%
Global Services	14%	16%	17%	0%	–3%	–6%	–5%
Of which Professional Services	*19%*	*21%*	*20%*	*7%*	*4%*	*1%*	*3%*
Of which Managed Services	*22%*	*28%*	*30%*	*7%*	*3%*	*–3%*	*–2%*
Of which Network Rollout	*1%*	*3%*	*9%*	*–14%*	*–19%*	*–21%*	*–23%*
Support Solutions	9%	10%	11%	3%	21%	17%	13%
Modems	–	–	–	–	–	–	–
Total	**8%**	**12%**	**13%**	**0%**	**0%**	**–5%**	**–9%**

27 Ericsson | Third Quarter Report 2015

SALES GROWTH ADJUSTED FOR COMPARABLE UNITS AND CURRENCY

	2015			2014			
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	–6%	16%	–28%	7%	–2%	16%	–30%
Global Services	2%	10%	–26%	20%	5%	11%	–25%
Support Solutions	7%	–3%	–31%	25%	6%	1%	–45%
Modems	–	–	–	–	–	–	–
Total	**–2%**	**12%**	**–28%**	**13%**	**2%**	**13%**	**–28%**

	2015			2014			
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4 [1]	Q3	Q2	Q1
Networks	–15%	–9%	–9%	–7%	7%	5%	–10%
Global Services	–2%	–2%	–2%	5%	–2%	–8%	–3%
Support Solutions	–8%	–13%	–11%	–5%	10%	5%	4%
Modems	–	–	–	–	–	–	–
Total	**–9%**	**–6%**	**–6%**	**–2%**	**3%**	**–1%**	**–7%**

	2015			2014			
Year to date, year over year change, percent	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec [1]	Jan–Sep	Jan–Jun	Jan–Mar
Networks	–11%	–9%	–9%	–3%	0%	–3%	–10%
Global Services	–2%	–2%	–2%	–2%	–4%	–5%	–3%
Support Solutions	–10%	–12%	–11%	–2%	7%	4%	4%
Modems	–	–	–	–	–	–	–
Total	**–7%**	**–6%**	**–6%**	**–2%**	**–2%**	**–4%**	**–7%**

[1] Partly adjusted for the initial IPR payment from Samsung in Q4 2013.

28 Ericsson | Third Quarter Report 2015

OPERATING INCOME
BY SEGMENT BY QUARTER
2015 2014
Isolated quarters, SEK million
Q3 Q2 Q1 Q4 Q3 Q2 Q1
Networks 2,764 2,435 590 4,319 3,175 3,574 2,476
Global Services 2,364 1,640 1,681 1,937 1,607 1,487 1,036
Of which Professional Services 2,386 2,403 2,109 2,472 2,059 2,095 1,893
Of which Network Rollout –22 –763 –428 –535 –452 –608 –857
Support Solutions –6 –240 82 443 –108 –378 12
Modems –1 7 0 –85 –739 –456 –745
Unallocated 1) –44 –282 –220 –312 –59 –228 –149
Total 5,077 3,560 2,133 6,302 3,876 3,999 2,630
2015 2014
Year to date, SEK million Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
Networks 5,789 3,025 590 13,544 9,225 6,050 2,476
Global Services 5,685 3,321 1,681 6,067 4,130 2,523 1,036
Of which Professional Services 6,898 4,512 2,109 8,519 6,047 3,988 1,893
Of which Network Rollout –1,213 –1,191 –428 –2,452 –1,917 –1,465 –857
Support Solutions –164 –158 82 –31 –474 –366 12
Modems 6 7 0 –2,025 –1,940 –1,201 –745
Unallocated 1) –546 –502 –220 –748 –436 –377 –149
Total 10,770 5,693 2,133 16,807 10,505 6,629 2,630
1) “Unallocated” consists mainly of costs for corporate staff, non–operational capital gains and losses.
OPERATING MARGIN
BY SEGMENT BY QUARTER
As percentage of net sales, isolated quarters
2015 2014
Q3 Q2 Q1 Q4 Q3 Q2 Q1
Networks 10% 8% 2% 13% 11% 12% 10%
Global Services 9% 6% 7% 7% 7% 6% 5%
Of which Professional Services 12% 12% 12% 12% 12% 13% 13%
Of which Network Rollout 0% –12% –7% –6% –7% –9% –16%
Support Solutions 0% –8% 3% 11% –4% –13% 0%
Modems – – – – – – –
Total 9% 6% 4% 9% 7% 7% 6%
2015 2014
As percentage of net sales, year to date Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
Networks 7% 5% 2% 12% 11% 11% 10%
Global Services 7% 7% 7% 6% 6% 6% 5%
Of which Professional Services 12% 12% 12% 12% 12% 13% 13%
Of which Network Rollout –6% –10% –7% –9% –10% –12% –16%
Support Solutions –2% –3% 3% 0% –5% –7% 0%
Modems – – – – – – –
Total 6% 5% 4% 7% 7% 6% 6%
29 Ericsson | Third Quarter Report 2015

EBITA
BY SEGMENT BY QUARTER

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	3,233	3,014	1,218	4,914	3,773	4,156	3,052
Global Services	2,604	1,918	1,952	2,259	1,857	1,731	1,257
Of which Professional Services	*2,605*	*2,635*	*2,344*	*2,711*	*2,254*	*2,289*	*2,073*
Of which Network Rollout	*–1*	*–717*	*–392*	*–452*	*–397*	*–558*	*–816*
Support Solutions	226	–4	308	647	95	–196	192
Modems	–1	7	0	–44	–698	–416	–699
Unallocated [1]	–44	–281	–220	–312	–59	–226	–149
Total	**6,018**	**4,654**	**3,258**	**7,464**	**4,968**	**5,049**	**3,653**

	2015			2014			
Year to date, SEK million	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	7,465	4,232	1,218	15,895	10,981	7,208	3,052
Global Services	6,474	3,870	1,952	7,104	4,845	2,988	1,257
Of which Professional Services	*7,584*	*4,979*	*2,344*	*9,327*	*6,616*	*4,362*	*2,073*
Of which Network Rollout	*–1,110*	*–1,109*	*–392*	*–2,223*	*–1,771*	*–1,374*	*–816*
Support Solutions	530	304	308	738	91	–4	192
Modems	6	7	0	–1,857	–1,813	–1,115	–699
Unallocated [1]	–545	–501	–220	–746	–434	–375	–149
Total	**13,930**	**7,912**	**3,258**	**21,134**	**13,670**	**8,702**	**3,653**

[1] "Unallocated" consists mainly of costs for corporate staff, non-operational capital gains and losses.

EBITA MARGIN
BY SEGMENT BY QUARTER

	2015			2014			
As percentage of net sales, isolated quarters	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	11%	10%	5%	14%	13%	14%	13%
Global Services	10%	7%	8%	8%	8%	8%	6%
Of which Professional Services	*13%*	*13%*	*13%*	*13%*	*13%*	*14%*	*14%*
Of which Network Rollout	*0%*	*–11%*	*–7%*	*–5%*	*–6%*	*–9%*	*–15%*
Support Solutions	7%	0%	10%	16%	3%	–7%	7%
Modems	–	–	–	–	–	–	–
Total	**10%**	**8%**	**6%**	**11%**	**9%**	**9%**	**8%**

	2015			2014			
As percentage of net sales, year to date	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	9%	7%	5%	14%	13%	14%	13%
Global Services	8%	8%	8%	7%	7%	7%	6%
Of which Professional Services	*13%*	*13%*	*13%*	*13%*	*13%*	*14%*	*14%*
Of which Network Rollout	*–6%*	*–9%*	*–7%*	*–8%*	*–10%*	*–12%*	*–15%*
Support Solutions	6%	5%	10%	6%	1%	0%	7%
Modems	–	–	–	–	–	–	–
Total	**8%**	**7%**	**6%**	**9%**	**9%**	**9%**	**8%**

30 Ericsson | Third Quarter Report 2015

NET SALES BY REGION BY QUARTER

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	14,355	14,578	12,246	13,082	14,033	15,179	12,215
Latin America	5,610	5,067	4,574	6,564	5,882	5,414	4,710
Northern Europe & Central Asia [1,2]	2,520	2,556	2,726	4,069	3,151	2,717	2,436
Western & Central Europe [2]	4,540	5,131	4,741	6,097	4,646	4,582	4,381
Mediterranean [2]	5,470	5,887	4,982	7,513	5,218	5,487	4,785
Middle East	5,728	6,515	4,517	6,865	6,039	4,514	3,859
Sub Saharan Africa	2,691	2,653	2,158	2,603	2,447	1,886	1,813
India	3,629	3,049	3,531	2,362	2,000	1,645	1,695
North East Asia	6,348	6,943	6,030	9,225	7,033	6,406	4,908
South East Asia & Oceania	4,750	4,897	4,259	4,956	3,794	3,662	3,446
Other [1,2]	3,520	3,395	3,756	4,650	3,400	3,357	3,257
Total	**59,161**	**60,671**	**53,520**	**67,986**	**57,643**	**54,849**	**47,505**
[1] Of which in Sweden	*1,135*	*598*	*1,091*	*1,047*	*1,090*	*1,008*	*999*
[2] Of which in EU	*10,584*	*11,453*	*10,904*	*14,325*	*10,736*	*10,320*	*9,720*

	2015			2014			
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	–2%	19%	–6%	–7%	–8%	24%	–11%
Latin America	11%	11%	–30%	12%	9%	15%	–30%
Northern Europe & Central Asia [1,2]	–1%	–6%	–33%	29%	16%	12%	–34%
Western & Central Europe [2]	–12%	8%	–22%	31%	1%	5%	–16%
Mediterranean [2]	–7%	18%	–34%	44%	–5%	15%	–32%
Middle East	–12%	44%	–34%	14%	34%	17%	–35%
Sub Saharan Africa	1%	23%	–17%	6%	30%	4%	–30%
India	19%	–14%	49%	18%	22%	–3%	–14%
North East Asia	–9%	15%	–35%	31%	10%	31%	–43%
South East Asia & Oceania	–3%	15%	–14%	31%	4%	6%	–20%
Other [1,2]	4%	–10%	–19%	37%	1%	3%	–55%
Total	**–2%**	**13%**	**–21%**	**18%**	**5%**	**15%**	**–29%**
[1] Of which in Sweden	*90%*	*–45%*	*4%*	*–4%*	*8%*	*1%*	*–25%*
[2] Of which in EU	*–8%*	*5%*	*–24%*	*33%*	*4%*	*6%*	*–24%*

	2015			2014			
Year-over-year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	2%	–4%	0%	–5%	–3%	–1%	–23%
Latin America	–5%	–6%	–3%	–3%	11%	–3%	8%
Northern Europe & Central Asia [1,2]	–20%	–6%	12%	11%	7%	0%	7%
Western & Central Europe [2]	–2%	12%	8%	17%	6%	1%	1%
Mediterranean [2]	5%	7%	4%	6%	–8%	–11%	–9%
Middle East	–5%	44%	17%	16%	38%	13%	22%
Sub Saharan Africa	10%	41%	19%	1%	–9%	–29%	–15%
India	81%	85%	108%	20%	56%	29%	6%
North East Asia	–10%	8%	23%	7%	16%	–4%	–19%
South East Asia & Oceania	25%	34%	24%	16%	5%	–3%	–17%
Other [1,2]	4%	1%	15%	–35%	55%	23%	12%
Total	**3%**	**11%**	**13%**	**1%**	**9%**	**–1%**	**–9%**
[1] Of which in Sweden	*4%*	*–41%*	*9%*	*–21%*	*37%*	*–21%*	*–2%*
[2] Of which in EU	*–1%*	*11%*	*12%*	*12%*	*6%*	*–5%*	*–1%*

31 Ericsson | Third Quarter Report 2015

NET SALES BY REGION BY QUARTER, CONT.

	2015			2014			
Year to date, SEK million	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
North America	41,179	26,824	12,246	54,509	41,427	27,394	12,215
Latin America	15,251	9,641	4,574	22,570	16,006	10,124	4,710
Northern Europe & Central Asia [1,2]	7,802	5,282	2,726	12,373	8,304	5,153	2,436
Western & Central Europe [2]	14,412	9,872	4,741	19,706	13,609	8,963	4,381
Mediterranean [2]	16,339	10,869	4,982	23,003	15,490	10,272	4,785
Middle East	16,760	11,032	4,517	21,277	14,412	8,373	3,859
Sub Saharan Africa	7,502	4,811	2,158	8,749	6,146	3,699	1,813
India	10,209	6,580	3,531	7,702	5,340	3,340	1,695
North East Asia	19,321	12,973	6,030	27,572	18,347	11,314	4,908
South East Asia & Oceania	13,906	9,156	4,259	15,858	10,902	7,108	3,446
Other [1,2]	10,671	7,151	3,756	14,664	10,014	6,614	3,257
Total	**173,352**	**114,191**	**53,520**	**227,983**	**159,997**	**102,354**	**47,505**
[1] *Of which in Sweden*	*2,824*	*1,689*	*1,091*	*4,144*	*3,097*	*2,007*	*999*
[2] *Of which in EU*	*32,941*	*22,357*	*10,904*	*45,101*	*30,776*	*20,040*	*9,720*

	2015			2014			
Year to date, year-over-year change, percent	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
North America	–1%	–2%	0%	–8%	–9%	–12%	–23%
Latin America	–5%	–5%	–3%	3%	5%	2%	8%
Northern Europe & Central Asia [1,2]	–6%	3%	12%	6%	5%	3%	7%
Western & Central Europe [2]	6%	10%	8%	7%	3%	1%	1%
Mediterranean [2]	5%	6%	4%	–5%	–9%	–10%	–9%
Middle East	16%	32%	17%	22%	25%	17%	22%
Sub Saharan Africa	22%	30%	19%	–13%	–18%	–23%	–15%
India	91%	97%	108%	25%	28%	16%	6%
North East Asia	5%	15%	23%	1%	–2%	–11%	–19%
South East Asia & Oceania	28%	29%	24%	0%	–5%	–10%	–17%
Other [1,2]	7%	8%	15%	–2%	28%	18%	12%
Total	**8%**	**12%**	**13%**	**0%**	**0%**	**–5%**	**–9%**
[1] *Of which in Sweden*	*–9%*	*–16%*	*9%*	*–6%*	*0%*	*–13%*	*–2%*
[2] *Of which in EU*	*7%*	*12%*	*12%*	*4%*	*0%*	*–3%*	*–1%*

TOP 5 COUNTRIES IN SALES

	Q3		Jan–Sep	
Country	2015	2014	2015	2014
United States	24%	24%	24%	26%
China	7%	6%	8%	6%
India	6%	4%	6%	3%
United Kingdom	3%	3%	3%	3%
Italy	3%	3%	3%	3%

32 Ericsson | Third Quarter Report 2015

NET SALES BY REGION BY SEGMENT

	Q3 2015					Jan–Sep 2015				
SEK million	Networks	Global Services	Support Solutions	Modems	Total	Networks	Global Services	Support Solutions	Modems	Total
North America	6,427	6,943	985	–	14,355	18,242	20,310	2,627	–	41,179
Latin America	2,510	2,910	190	–	5,610	6,906	7,756	589	–	15,251
Northern Europe & Central Asia	1,419	1,011	90	–	2,520	4,777	2,794	231	–	7,802
Western & Central Europe	1,377	2,978	185	–	4,540	4,917	8,997	498	–	14,412
Mediterranean	2,159	3,153	158	–	5,470	6,477	9,365	497	–	16,339
Middle East	2,683	2,649	396	–	5,728	9,127	6,731	902	–	16,760
Sub Saharan Africa	1,219	1,344	128	–	2,691	3,217	3,764	521	–	7,502
India	2,434	1,083	112	–	3,629	6,365	3,250	594	–	10,209
North East Asia	4,142	2,013	193	–	6,348	12,899	5,975	447	–	19,321
South East Asia & Oceania	2,428	2,221	101	–	4,750	7,361	6,263	282	–	13,906
Other	2,019	750	751	–	3,520	6,128	2,143	2,267	133	10,671
Total	**28,817**	**27,055**	**3,289**	**–**	**59,161**	**86,416**	**77,348**	**9,455**	**133**	**173,352**
Share of Total	49%	46%	5%	–	100%	50%	45%	5%	–	100%

	Q3 2015				
Sequential change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	–4%	–2%	16%	–	–2%
Latin America	11%	11%	4%	–	11%
Northern Europe & Central Asia	–8%	7%	34%	–	–1%
Western & Central Europe	–28%	–3%	27%	–	–12%
Mediterranean	–10%	–4%	–18%	–	–7%
Middle East	–34%	23%	23%	–	–12%
Sub Saharan Africa	–2%	7%	–18%	–	1%
India	33%	2%	–29%	–	19%
North East Asia	–14%	3%	–1%	–	–9%
South East Asia & Oceania	–4%	–3%	0%	–	–3%
Other	3%	11%	3%	–	4%
Total	**–8%**	**3%**	**6%**	**–**	**–2%**

	Q3 2015				
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	–6%	8%	31%	–	2%
Latin America	–7%	2%	–43%	–	–5%
Northern Europe & Central Asia	–34%	8%	27%	–	–20%
Western & Central Europe	–22%	9%	21%	–	–2%
Mediterranean	3%	7%	–16%	–	5%
Middle East	–28%	31%	29%	–	–5%
Sub Saharan Africa	–1%	19%	52%	–	10%
India	120%	46%	–26%	–	81%
North East Asia	–7%	–12%	–30%	–	–10%
South East Asia & Oceania	19%	32%	46%	–	25%
Other	4%	9%	11%	–	4%
Total	**–4%**	**11%**	**8%**	**–**	**3%**

	Jan–Sep 2015				
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	–13%	14%	6%	–	–1%
Latin America	–11%	3%	–19%	–	–5%
Northern Europe & Central Asia	–9%	–2%	29%	–	–6%
Western & Central Europe	–9%	16%	13%	–	6%
Mediterranean	–1%	11%	–10%	–	5%
Middle East	13%	19%	32%	–	16%
Sub Saharan Africa	14%	29%	26%	–	22%
India	121%	51%	93%	–	91%
North East Asia	12%	–6%	–6%	–	5%
South East Asia & Oceania	29%	28%	–1%	–	28%
Other	–3%	43%	9%	–	7%
Total	**4%**	**14%**	**9%**	**–**	**8%**

33 Ericsson | Third Quarter Report 2015

PROVISIONS

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	**5,354**	**4,056**	**4,427**	**4,567**	**4,579**	**4,928**	**5,362**
Additions	695	2,777	915	996	675	430	625
Utilization/Cash out	–1,545	–1,217	–1,204	–794	–648	–642	–977
Of which restructuring	*–1,103*	*–472*	*–437*	*–213*	*–231*	*–246*	*–512*
Reversal of excess amounts	–168	–161	–236	–420	–132	–298	–88
Reclassification, translation difference and other	–5	–101	154	78	93	161	6
Closing balance	**4,331**	**5,354**	**4,056**	**4,427**	**4,567**	**4,579**	**4,928**

	2015			2014			
Year to date, SEK million	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Opening balance	**4,427**	**4,427**	**4,427**	**5,362**	**5,362**	**5,362**	**5,362**
Additions	4,387	3,692	915	2,726	1,730	1,055	625
Utilization/Cash out	–3,966	–2,421	–1,204	–3,061	–2,267	–1,619	–977
Of which restructuring	*–2,012*	*–909*	*–437*	*–1,202*	*–989*	*–758*	*–512*
Reversal of excess amounts	–565	–397	–236	–938	–518	–386	–88
Reclassification, translation difference and other	48	53	154	338	260	167	6
Closing balance	**4,331**	**5,354**	**4,056**	**4,427**	**4,567**	**4,579**	**4,928**

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions							
Property, plant and equipment	1,807	2,424	2,367	1,553	1,415	1,320	1,034
Capitalized development expenses	982	843	294	986	155	185	197
IPR, brands and other intangible assets	10	26	11	1,014	935	621	77
Total	**2,799**	**3,293**	**2,672**	**3,553**	**2,505**	**2,126**	**1,308**
Depreciation, amortization and impairment losses							
Property, plant and equipment	1,129	1,152	1,214	1,187	1,078	1,048	1,004
Capitalized development expenses	354	333	342	342	311	315	333
IPR, brands and other intangible assets, etc.	942	1,094	1,125	1,161	1,092	1,051	1,023
Total	**2,425**	**2,579**	**2,681**	**2,690**	**2,481**	**2,414**	**2,360**

34 Ericsson | Third Quarter Report 2015

RECONCILIATION TABLE, NON-IFRS MEASUREMENTS – CASH CONVERSION

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income	3,118	2,123	1,454	4,165	2,624	2,662	1,692
Net income reconciled to cash	6,782	3,413	3,136	8,270	4,974	5,862	3,237
Cash flow from operating activities	1,560	3,078	–5,900	8,596	–1,350	2,054	9,402
Cash conversion	23.0%	90.2%	–188.1%	103.9%	–27.1%	35.0%	290.5%

NET CASH – END OF PERIOD

SEK million	Sep 30 2015	Jun 30 2015	Mar 31 2015	Dec 31 2014
Cash and cash equivalents	33,950	32,962	35,311	40,988
+ Short term investments	17,597	20,807	30,776	31,171
– Borrowings, non-current	22,900	22,551	23,496	21,864
– Borrowings, current	2,885	3,199	2,847	2,281
– Post employment benefits	26,011	24,530	24,163	20,385
Net cash, end of period	–249	3,489	15,581	27,629

35 Ericsson | Third Quarter Report 2015

OTHER INFORMATION

	Jul–Sep		Jan–Sep		Jan–Dec
SEK million	2015	2014	2015	2014	2014
Number of shares and earnings per share					
Number of shares, end of period (million)	3,305	3,305	3,305	3,305	3,305
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,043	3,043	3,043	3,043	3,043
Number of treasury shares, end of period (million)	53	66	53	66	63
Number of shares outstanding, basic, end of period (million)	3,252	3,239	3,252	3,239	3,242
Numbers of shares outstanding, diluted, end of period (million)	3,284	3,271	3,284	3,271	3,275
Average number of treasury shares (million)	54	67	58	70	68
Average number of shares outstanding, basic (million)	3,251	3,238	3,247	3,235	3,237
Average number of shares outstanding, diluted (million) [1]	3,283	3,270	3,280	3,268	3,270
Earnings per share, basic (SEK)	0.95	0.82	2.00	2.27	3.57
Earnings per share, diluted (SEK) [1]	0.94	0.81	1.98	2.25	3.54
Earnings per share (Non-IFRS), diluted (SEK) [2]	1.13	1.05	2.64	2.94	4.49
Earnings per share (Non-IFRS, excluding restructuring), diluted (SEK) [2]	1.34	1.11	3.56	3.08	4.80
Ratios					
Days sales outstanding	–	–	113	111	105
Inventory turnover days	75	68	72	69	64
Payable days	51	55	55	57	56
Equity ratio (%)	–	–	49.6%	52.3%	49.5%
Return on equity (%)	9.0%	7.6%	6.2%	6.9%	8.1%
Return on capital employed (%)	11.2%	9.7%	8.0%	8.6%	9.8%
Capital turnover (times)	1.3	1.3	1.2	1.2	1.2
Cash conversion %	23.0%	–27.1%	–9.5%	71.8%	83.7%
Exchange rates used in the consolidation [3]					
SEK/EUR– closing rate	–	–	9.40	9.15	9.47
SEK/USD– closing rate	–	–	8.38	7.27	7.79
Other					
Regional inventory, end of period	18,413	17,094	18,413	17,094	17,142
Export sales from Sweden	26,921	26,871	82,885	79,106	113,734

[1] Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
[2] Excluding amortizations and write-downs of acquired intangibles.
[3] Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors

NUMBER OF EMPLOYEES

	2015			2014			
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
North America	14,669	14,975	15,156	15,516	15,554	15,306	14,902
Latin America	10,754	10,823	10,970	11,066	10,901	11,179	9,731
Northern Europe & Central Asia [1]	20,953	21,441	21,556	21,633	21,691	21,476	21,484
Western & Central Europe	12,042	12,400	12,575	12,617	12,606	12,624	11,455
Mediterranean	12,748	12,925	13,363	13,387	13,306	12,475	12,253
Middle East	3,634	3,717	3,813	3,858	3,831	3,736	3,749
Sub Saharan Africa	2,306	2,389	2,442	2,406	2,288	2,284	2,094
India	21,343	21,353	21,215	19,971	19,413	18,495	17,991
North East Asia	13,782	13,104	13,488	13,464	13,653	13,448	13,490
South East Asia & Oceania	4,009	4,056	4,128	4,137	4,265	4,359	4,234
Total	**116,240**	**117,183**	**118,706**	**118,055**	**117,508**	**115,382**	**111,383**
[1] Of which in Sweden	*17,242*	*17,560*	*17,569*	*17,580*	*17,655*	*17,497*	*17,545*

36 Ericsson | Third Quarter Report 2015

RESTRUCTURING CHARGES BY FUNCTION

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	–351	–1,157	–484	–663	–168	–116	–82
Research and development expenses	–547	–1,118	–51	–113	–92	–80	–19
Selling and administrative expenses	–80	–469	–79	–28	–19	–47	–29
Total	**–978**	**–2,744**	**–614**	**–804**	**–279**	**–243**	**–130**

	2015			2014			
Year to date, SEK million	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Cost of sales	–1,992	–1,641	–484	–1,029	–366	–198	–82
Research and development expenses	–1,716	–1,169	–51	–304	–191	–99	–19
Selling and administrative expenses	–628	–548	–79	–123	–95	–76	–29
Total	**–4,336**	**–3,358**	**–614**	**–1,456**	**–652**	**–373**	**–130**

RESTRUCTURING CHARGES BY SEGMENT

	2015			2014			
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	–565	–1,842	–173	–142	–80	–128	–93
Global Services	–358	–691	–419	–600	–122	–81	–32
Of which Professional Services	*–316*	*–175*	*–140*	*–435*	*–85*	*–63*	*–25*
Of which Network Rollout	*–42*	*–516*	*–279*	*–165*	*–37*	*–18*	*–7*
Support Solutions	–37	–194	–19	–30	–77	–34	–5
Modems	–1	–12	–3	–32	–	–	–
Unallocated	–17	–5	–	–	–	–	–
Total	**–978**	**–2,744**	**–614**	**–804**	**–279**	**–243**	**–130**

	2015			2014			
Year to date, SEK million	Jan–Sep	Jan–Jun	Jan–Mar	Jan–Dec	Jan–Sep	Jan–Jun	Jan–Mar
Networks	–2,580	–2,015	–173	–443	–301	–221	–93
Global Services	–1,468	–1,110	–419	–835	–235	–113	–32
Of which Professional Services	*–631*	*–315*	*–140*	*–608*	*–173*	*–88*	*–25*
Of which Network Rollout	*–837*	*–795*	*–279*	*–227*	*–62*	*–25*	*–7*
Support Solutions	–250	–213	–19	–146	–116	–39	–5
Modems	–16	–15	–3	–32	–	–	–
Unallocated	–22	–5	–	–	–	–	–
Total	**–4,336**	**–3,358**	**–614**	**–1,456**	**–652**	**–373**	**–130**

37 Ericsson | Third Quarter Report 2015